X1 Capital Inc.

Board Resolution Approving the Code of Ethics

Date: December 4, 2023

Resolution Number: 1

Subject: Approval of Code of Ethics

WHEREAS, the Board of Directors (the "Board") of X1 Capital Inc. recognizes the importance of ethical conduct in maintaining the trust and confidence of its employees, stakeholders, and the public;

WHEREAS, the Board acknowledges that a Code of Ethics is essential in guiding the actions and decisions of the employees, management, and directors of X1 Capital Inc.;

WHEREAS, the proposed Code of Ethics, attached as Exhibit A, has been prepared and reviewed, setting forth the principles and standards of ethical business conduct for X1 Capital Inc.;

BE IT RESOLVED THAT:

The Board hereby approves and adopts the Code of Ethics, as presented in Exhibit A, as the official guide for ethical conduct in relation to the operations of X1 Capital Inc..

The Board directs that all current and new employees, management, and directors of X1 Capital be provided with a copy of the Code of Ethics and be required to acknowledge in writing their understanding and commitment to comply with the Code.

This resolution shall take effect immediately upon its adoption.

ADOPTED AND APPROVED by the Board of Directors of X1 Capital Inc. on December 4, 2023.

CERTIFICATION

I hereby certify that the foregoing is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors of X1 Capital Inc. held on December 4th, 2023, at which a quorum was present and voted.

James Hickey

James Hickey, CEO